SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                       International Solubles Corporation
                       ----------------------------------
                 (Name of Small Business Issuer in Its Charter)



          Florida                                          59-3540694
    ------------------                            --------------------------
(State or Other Jurisdiction of                        (I.R.S. Employer
 Incorporation or Organization)                        Identification No.)

                                 SIC CODE: 2842
                              -------------------

            120 International Parkway, Suite 262, Heathrow, FL 32746
            ---------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (407) 833-0344
                                 ---------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Exchange Act:      None

Securities to be registered under Section 12(g) of the Exchange Act:

         Title of Each Class to be so registered:    Common Stock (No Par Value)


Name of Each Exchange on Which Each Class is to be Registered: none



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                            TABLE OF CONTENTS

                                                                        Page No.
                                 PART I


Item 1.       Description of Business..........................................1

Item 2.       Management's Discussion and Analysis or Plan of Operation........6

Item 3.       Description of Property..........................................8

Item 4.       Security Ownership of Certain Beneficial Owners and Management...8

Item 5.       Directors, Executive Officers, Promoters and Control Persons.....9

Item 6.       Executive Compensation..........................................11

Item 7.       Certain Relationships and Related Transactions..................12

Item 8.       Description of Securities.......................................12


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters........14

Item 2.       Legal Proceedings...............................................15

Item 3.       Changes in and Disagreements with Accountants...................15

Item 4.       Recent Sales of Unregistered Securities.........................15

Item 5.       Indemnification of Directors and Officers.......................16

                                    PART F/S

Financial Statements.........................................................F-1

                                    PART III


Item 1.       Index to Exhibits...............................................19

Signatures....................................................................20

Item 2.       Description of Exhibits.........................................21



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.       Introduction and Business Development

International Solubles Corporation was incorporated in Florida on September 21, 1998. It has no predecessors or subsidiaries and has never merged with another company. As used herein, the terms "Company," "we," "our," and "us" refer to International Solubles Corporation, unless the context indicates otherwise.

We own and are in the initial stages of marketing three proprietary safety and cleaning products. They are named "Ultra Grip Non-Slip," "Ultra Grip Degreaser," and "Ultra Grip Cleaner." Our main product is Ultra Grip Non-Slip, a scientifically formulated floor coating used to prevent slip-and-fall accidents in commercial, industrial, and residential settings. The other two products are cleaners which can be used in conjunction with Non-Slip, to clean floors or other surfaces before Non-Slip is applied to them, or as stand- alone cleaning products.

In September 1998 we entered into an "exclusive" worldwide manufacturing and marketing agreement with Welker Brothers Marketing, Inc., a subsidiary of R. P. Welker Plants, Inc. of Florida ("WBM"). This agreement gave WBM exclusive rights to manufacture and market our products, except that we expressly retained the right to market our Ultra Grip products to dealers and to assist WBM's marketing efforts in any market segment WBM requested. WBM has requested that we assist them with marketing Ultra Grip products to all market segments, and our business plan is to do so.

We were originally authorized to issue One Million (1,000,000) shares of no par value common stock. 995,000 of those shares were issued and outstanding as of July 7, 1999. On March 21, 2000, our Board of Directors unanimously recommended to the shareholders that the Company amend its Articles of Incorporation to increase our authorized capital to Nine Hundred Million (900,000,000) shares of common stock. The Board also recommended that the Company perform a 200:1 forward split of all issued and outstanding shares. On March 22, 2000, the Company's shareholders unanimously consented to increase the authorized capital to Nine Hundred Million (900,000,000) shares, and to effect a 200:1 forward split of the common stock, increasing the 995,000 pre-split shares to 199,000,000 post-split shares. This is the number of shares issued and outstanding today.

B.       Business of the Company

General

We are still in the development stage and have not yet achieved any revenues from operations, although we have produced, bottled and labeled limited quantities of our three Ultra Grip products. We use these limited quantities of product for test marketing and delivery to potential customers as samples and for obtaining product endorsements.

To date, we have completed much of our development. We have produced our Ultra Grip products in limited quantities. We have negotiated a contract for the large- scale manufacture and co-marketing of our Ultra Grip products through WBM and have hired a chemist (Fred Muniz, one of our major shareholders)

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to work with Welker Brothers in mixing the formulas for our Ultra Grip products.
We have also developed product labels and brochures for marketing, performed initial test marketing, and obtained numerous written endorsements for our products.

Principal Products and Services

Ultra Grip Non-Slip coating is a proprietary chemical process which increases the coefficient of friction on treated surfaces (i.e., makes them less slippery) when subjected to water. The end-users of this product will use it to prevent slip-and-fall type injuries. When properly applied and maintained, Ultra Grip will last for approximately 2 years, and will help reduce the chance of slipping on tub, tile, and other hard mineral surfaces. The product may minimally reduce the brilliance of certain high gloss surfaces; therefore, the Company recommends testing on a small area before general application. The product may be applied over water-based concrete sealant, but should not be applied over acrylic sealants. Ultra Grip Non-Slip may be used on hard, unpainted mineral surfaces, including the following settings:

          A. Commercial: office buildings, restaurants, airports, nursing homes, stores, hospitals, and hotels . . . for public restrooms, pool decks, showers, laundry areas, kitchens, patios, and pedestrian walkways.

          B. Industrial: factories and warehouses . . . for public restrooms, showers, kitchens, work areas, work floors, and pedestrian walkways.

          C. Residential: condominiums, apartments, and homes . . . for bathrooms, entrance and hall areas, bath tubs, patios, kitchens, and pool decks.

Ultra Grip Degreaser is primarily designed to be used in conjunction with Ultra Grip Non-Slip, but it can also serve as a stand-alone product for any degreasing need. It is especially designed to cut grease, oils, and soap scum from tiles, floors, and tubs. It cleans tile & marble floors, stoves, porcelain, chrome, vinyl, fiberglass boats, engines, whitewall tires, lawnmowers, motorcycles, floor mats, and driveways. It is designed to clean surfaces before application of Ultra Grip Non-Slip coating. It is non-abrasive and can be used in many different settings, including the settings listed above for Ultra Grip Non-Slip coating.

Ultra Grip Cleaner is also primarily designed for use in conjunction with Ultra Grip Non-Slip, but it can also serve as a stand-alone cleaning product. It cleans all washable surfaces, floors, tiles, marble, vinyl, and other non-porous surfaces. It is useful for less heavy-duty cleaning than the Degreaser, and should be used before application of Ultra Grip Non-Slip coating for maximum benefit. It is non-abrasive and can be used many different settings, including the commercial, industrial, and residential settings listed above for the Degreaser.

Ultra Grip Non-Slip Home Kit: We also provide a small boxed kit containing three 8-oz bottles (one each for the Non-Slip, Degreaser, and Cleaner products), plus an applicator and protective gloves, for home use. This size is estimated to be sufficient to treat two average-sized bath tubs.

Application Services: We also plan to offer clients the service of professionally applying Ultra Grip Non- Slip coating for them, using our own technicians. Generally, we plan to bid a project per square foot, so that half the square foot price includes degreasing and cleaning the surface, and the other half includes professionally applying the Ultra Grip Non-Slip coating for maximum benefit. For larger corporate or

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institutional  accounts,  we will train the customers' personnel how to properly apply and maintain the Ultra Grip Non-Slip coating.

Market Information

According to the National Safety Council, approximately 300,000 disabling injuries per year are sustained from slips and falls, and the average cost of a disabling slip and fall is approximately $27,000. By some estimates, over 564,000 workplace injuries result from slips and falls annually, over 11,000 work days are lost each year due to slips and falls, and over 1,500 slips and falls result in death each year. By estimates cited in the U.S. Federal
Register, 51% of slips and falls occur on ordinary floors. According to information from The Tile Institute, a trade organization for floor coverings, the market for tile is estimated to grow at a rate of 20% per year for at least the next five years.

In connection with this sizable number of slips and falls, there is also currently a litigious atmosphere in the United States, associated with personal injury lawsuits, worker's compensation disability claims, and workplace safety standards promulgated by OSHA and the insurance industry. These factors, as well as other safety factors, have contributed to the rise of a sizable "home and workplace safety market."

We have identified five market segments to target in our marketing plans:

          Dealers: One primary market segment is the "dealer" market. This refers to individuals or entities who are licensed to resell our product to the public, businesses, and institutions, and who are also licensed apply our products for commercial and residential uses. We plan to sell to this market segment generally in 1-gallon bottles. We plan to choose (or train) our dealers to make sure they have the technical and logistical ability to provide our installation and application service to end- users who want us to apply the product for them. Flooring, swimming pool maintenance, and building maintenance companies are notable examples of our planned dealer market.

          Direct Sales: Direct sales encompass sales of our product to high-volume end-users at discounted prices. Sales will generally be in 1-gallon bottles. We plan to target such end-users under our "house accounts" rather than through dealers. Restaurant chains, grocery stores, auto repair chains, health spas, hotel and motel chains are all examples of potential high-volume end-users.

          Wholesale Sales: This market segment is similar to the dealer market in that these customers would resell the product to end-users, but they are not in a position to provide installation and application service. Sales to wholesalers would generally be made in 8-ounce bottles. Major home repair retail chains, hardware companies, and major retailers providing home and workplace maintenance products are all excellent candidates in this area.

          Network  Marketing:   This  segment  includes  sales  made  through  a
          multi-level marketing program. Sales are generally made in 8-ounce bottles.

          Overseas Bulk Concentrate Sales: Overseas distribution channels would focus on bulk delivery of product concentrate for mixing and sale in other countries, generally in 55-gallon drums.

We have engaged in some  initial test  marketing  and have  provided  samples to
clients  in  return  for  product   endorsements.   This  strategy  has  yielded
encouraging responses. We have received favorable written

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endorsements from users in the restaurant,  nursing home, floor coating, country club and health spa industries.

Distribution Methods

We plan to distribute our Ultra Grip Non-Slip products via the five market segments identified above, namely: (1) dealer sales, (2) direct sales, (3) wholesale sales, (4) network marketing sales, and (5) overseas bulk concentrate sales. We plan to develop 50 dealerships in exclusive territories throughout the United States, and to use our in-house staff to service "house accounts" for direct sales, wholesalers, network marketing programs, and overseas bulk concentrate sales.

Competition

The home and workplace safety market is fragmented. We have substantial competition in the development, manufacture and sale of our various products, and many of our competitors are more established than we are and have greater resources than we do. One of our major competitors is Ultra Shield Products International, Inc., a public company located in Rancho Cucamonga, California. Ultra Shield's last public SEC filing was a Form 8-K/A filed in June of 1999, describing a change in auditors, and their latest Form 10-QSB for the period ending 9/30/98 showed total assets of $709,211, total liabilities of $1,990,896, and net revenues of $395,960 for the 9 months ended 9/30/98.

Our competitive position in the market is that of a very small, untested newcomer. Through our test- marketing, we have identified several key "decision factors" our potential customers base their decisions on. Based on these decision factors, our primary competitive strategy is to offer superior quality, turn- around time, and pricing, as follows:

         Quality: Currently, our Non-Slip product can last approximately 2 years with proper application and maintenance, which is significantly more than any competitor we have identified in our market. The end-users of our products are very sensitive to quality issues. We plan to develop a reputation for excellence in product quality and plan to take all necessary steps to promote the "quality" label throughout our market.

         Turn-Around Time. Industry norms for turnaround time are estimated at approximately one week. By contrast, we have the ability to ship product within 72 hours of receiving an order. This improved turn around time, we estimate, will give us a selling advantage.

         Price.  Competitors  currently  market  degreasers and cleaners in this
         market  at  prices  greater  than  our  proposed   pricing   structure.
         Therefore, we believe we can achieve a price advantage over our competitors. Furthermore, our Non-Slip product can last approximately 2 years with proper application and maintenance, which also yields a long-term price advantage because customers will not have to reapply a non-slip coating as often with our product.

Principal Suppliers/Raw Materials

Our Contract with WBM. Our principal supplier is Welker Brothers Marketing, Inc., a Florida corporation ("WBM"), with whom we have entered into an "exclusive" worldwide manufacturing and marketing agreement. The agreement is exclusive as to all the world, except that we have reserved the right

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to market to as many dealers as we want, and to assist WBM with marketing to any other segment it requests. In the Agreement, WBM has agreed to provide ". . . at its sole cost and expense . . . raw materials (including water) . . . to produce, box and ship the finished product." In addition to the raw materials, WBM has agreed to provide, at its sole cost and expense, manufacturing facilities, necessary manufacturing equipment, all labor, warehousing, shipping facilities, packaging, labeling, bottling, and utilities to produce, box and ship the finished product in reasonable amounts necessary to meet the demand for our products.

In addition to the subject of raw materials, the Agreement provides that WBM, at its expense, shall be responsible for developing a marketing plan and providing a reasonably adequate sales force. WBM has also agreed to establish a proposed price list for our products in each market segment, which we have 10 days to object to.

In exchange for WBM's agreement to bear essentially all manufacturing and marketing costs, we granted WBM exclusive worldwide rights to manufacture and market our Ultra Grip products, except that we retained the right to market our product to as many dealers as we wish, and to assist WBM with any other phase of marketing its requests. WBM has currently requested that we assist it in all phases of marketing.

We and WBM have agreed to split the profits from the sale of Ultra Grip products as follows: we receive 80% of the profits (as calculated in the contract) for dealer sales; 50% of the profits for direct sales, network marketing, and product concentrate sales; and 20% of wholesale sales. WBM has contracted to provide us with financial reports 20 days after the end of the month at issue, and has given us a right to audit WBM's financial records to ensure accuracy of financial, profit-sharing reports.

Other material terms of the contract with WBM include the following: WBM agreed to be responsible for and to pay all costs for complying with environmental and other laws regarding the manufacturing process (other than the mixing of the chemicals), and we agreed to be responsible for and pay the cost of complying with all other laws and regulations with regard to our products. We granted WBM an exclusive license for the use of the trademarks and service marks Ultra Grip Non-Slip, Ultra Grip Cleaner and Ultra Grip Degreaser. We agreed to defend, at our expense, our products, trade names, and service marks. We agreed to indemnify and hold WBM harmless from any expenses or claims assessed against WBM as a result of their manufacturing our product or using our trade names and service marks. We agreed to maintain, at our expense, product liability insurance in the amount of five million dollars. Finally, we agreed to arbitrate any disputes arising under the contract.

Dependence on Major Customers

We are still in the developmental stage and have not yet achieved revenues. As a result, we do not have any major customers on whom we are dependent.

Patents/Trademarks/Copyrights

We do not plan to patent our product formulas or formulations, as we believe that foreign companies can copy the patented formula and circumvent U.S. patent laws. We also believe it is more cost-effective to protect our product formulas as trade secrets internally, rather than incurring the expense of going through the patent process and (in the case of patent infringement) the litigation process. We do not own any copyrights or trademarks, though we do plan to register our trademarks in the United States.

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Environmental Laws

WBM has agreed to assume all responsibility and expense for complying with all laws, including environmental laws, as they apply to the manufacturing process, other than the mixing of the chemical ingredients. We have agreed to be responsible for complying with all other laws and regulations, including environmental laws, other than as applying to the manufacturing process. We believe any material type of environmental regulation would apply to the manufacturing process, for which WBM would be responsible, and not to our simply mixing chemicals or dealing with matters outside the factory.

Employees

We currently have 1 full-time employee and no part-time employees. We also routinely enter into independent contractor agreements or work for hire agreements with individuals to provide services on an as needed basis.

C.       Reports to Security Holders

Our annual report will contain audited financial statements. We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request. We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission ("SEC"). Before this form was filed, we had filed no other forms with the SEC. We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site is: http://www.sec.gov.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

We are a development-stage company, organized since September 1998, which has not yet generated any revenues from operations in either of the last two fiscal years. We have, however, produced, bottled, and labeled (in limited quantities) all three of our Ultra Grip products.

We have completed much of our development process. We have entered into an "exclusive" manufacturing and marketing agreement with WBM, which gives WBM exclusive worldwide rights to manufacture and market our products, except that we reserved the right to market to as many dealers as we wish, and to assist WBM in any other area of marketing as they request. In exchange for these manufacturing and marketing rights, WBM has agreed to give us a large share of the profits from sales of our products (80% of profits from dealer sales; 50% of profits from direct, network marketing, and product concentrate sales,

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and 20% of wholesale sales).  We have also developed  labeling and brochures for our products; hired a chemist (Fred Muniz, one of our major shareholders) to mix our product formulas in the WBM factory; and performed initial test marketing which has yielded numerous written endorsements for our products.

PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS

For the next 12 months, our plan is to achieve the following milestones:

(1) Create gross revenues of $2,000,000 over the next 12 months, from our combined product mix. Our revenues will come from our share of the profits divided with WBM under our contract.

(2) Hire a secretary, marketing manager, general manager and sales manager by the end of the 2nd quarter of 2001.

(3) Focus our selling efforts in the dealer segment for the next 12 months, where we are entitled to the largest share of profits-80% as opposed to 50% or 20% in the other market segments. We also plan to assist WBM with sales in the wholesale and direct sale market segments for the next 12 months.

(4) Sign contracts with at least 10 dealerships in 10 different territories of the U.S. within the next 12 months. We plan to sign dealers in a territory who will also be able to hire a number of dealers to work for them in subdivided areas of each territory. As part of this plan, each dealer will need at least 2 employees (1 trained as the "applicator" to properly apply the Non-Slip product and 1 trained as the "water person" to water the Non-Slip product as part of its application). We believe these are somewhat skilled positions and plan to pay the applicator $15 per hour and the water person $10 per hour in order to attract better, more conscientious employees and ensure quality application of our product. In order to sign these dealers, we plan to have management visit at least one major dealer prospect each week. We also plan to contact enough potential dealers each week so that at least 2 contacts per week will accept a "sample package" along with a proposal letter.

(5) Sign contracts with at least 100 "house accounts" during the next 12 months, for direct sales to high-volume end-users such as airports, hospitals, universities and other institutional users. In order to generate these accounts, we plan to have our sales force contact at least ten viable prospects daily, and arrange for management to personally visit at least 2 major prospects per week.

(6)  Sign contracts with at least 2 major wholesalers during the next 12 months.

(7)  Participate in one trade show for each quarter of the year.

(8) Develop a web site by the end of the 2nd quarter of 2001, which will facilitate sales and marketing.

Meeting Cash Requirements

We generated no cash flow from general operations during the period ended Sept. 30, 2000 and the year ended December 31, 1999, respectively. For the 9-month period ending Sept. 30, 2000, we had a net loss of $30,900, compared to a net loss of $140,650 for the fiscal year ended December 31, 1999.

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We have  funded our cash needs over the past two years  through  issuing  common stock, as well as obtaining a $20,000 loan from Copytec Partnership. We have no cash on hand at present. We believe that we can satisfy our cash needs for the next twelve months through the sale of additional shares of our common stock
pursuant  to  a  registration   statement  or  an  appropriate   exemption  from
registration; from contributions by our existing management or shareholders; or by obtaining bank, private or equity financing. In order to continue operations, such financing arrangements during the next 12 months will be necessary. However, there is no guarantee that we will be able to raise additional funds from borrowing or the sale of our securities, and neither management nor shareholders have made any commitments to make contributions of any particular size to us.

Going Concern

We have had no sales and have suffered recurring losses from operations, which raises substantial doubt about our ability to continue as a going concern. Our plan with regard to these matters is to seek further equity funding to allow the Company to complete its development stage and move into successful operations. However, in order to support ongoing operations for the next twelve-month period, additional financing must be obtained either through sale of equity, management contributions, or borrowing.

Expected Significant Change in Number of Employees

We plan to increase our number of full-time employees from 1 (currently) to 5 (by the end of the 2nd quarter of 2001), by adding a secretary, general manager, marketing manager, and sales manager.


ITEM 3.     PROPERTY

Our principal place of business is an office at 120 International Parkway, Suite 262, Heathrow, Florida. On June 20, 2000, we entered into a month-to-month lease, terminable on 60 days notice. Base rent is $2,866 per month, plus utilities and a pro rata share of common area expense, taxes, and insurance. We do not plan to acquire any new properties in the next year, nor to invest in real estate, real estate mortgages, or securities of persons who primarily engage in real estate investment. We do not lease or own any other real estate.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's Common Stock as of October 6, 2000, with respect to: (i) each person known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, (ii) all directors; and (iii) directors and executive officers as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of October 6, 2000, there were 199,000,000 shares of outstanding common stock.



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

     Title of Class             Name and Address of Beneficial        Amount and Nature of        Percent of
                                             Owner                    Beneficial Ownership          Class
Common Stock             L. Henry Sarmiento                                  60,000,000             30.15 %
Par Value $0.001         Director and CEO
                         952 Lake Destiny Rd. Suite F                      (180,000,000)(1)         30.15 %1
                         Altamonte Springs, Florida 32714

Common Stock             Debra L. Sea                                        60,000,000             30.15 %
Par Value $0.001         Director and Secretary/Treasurer
                         1126 Druid Road                                   (180,000,000)(1)         30.15 %1
                         Maitland, Florida 32751

Common Stock             Fred Muniz                                          20,000,000             10.05 %
Par Value $0.001         Director, Chief Chemist
                         c/o International Solubles Corporation             (60,000,000)(1)         10.05 %1
                         120 International Parkway, Suite 262
                         Heathrow, Florida 32746

Common Stock             Hudson Consulting Group, Inc.                       40,000,000             20.10 %
Par Value $0.001         268 West 400 South, Suite 300
                         Salt Lake City, UT 84101                          (120,000,000)(1)         20.10 %1

Common Stock             Howard Spiegel                                      10,000,000              5.03 %
Par Value $0.001         Attorney at Law
                         1133 Louisiana Avenue, Suite 214                   (30,000,000)(1)          5.03 %1
                         Winter Park, Florida 32789

Common Stock             Directors and Officers as a Group                  130,000,000             70.35 %
Par Value $0.001                                                           (390,000,000)(1)         70.35 %1

     (1)These numbers include 2 warrants (one exercisable at $0.10 per share, and one exercisable at $0.15 per share) for each share of common stock held by each person listed herein, and assume that all warrants are exercised. All warrants are exercisable at any time until July 7, 2002, and thus all warrants could be exercised within the next 60 days.

Changes in Control. There are no arrangements that will result in a change in control of the Company.

ITEM 5.     DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, control persons, and significant employees of the Company, their respective ages, and positions with the Company are as follows:


    Name                  Age           Positions
L. Henry Sarmiento        77       Director, Chairman of Board, CEO, President
Debra L. Sea              45       Director, Secretary, Treasurer

Fred Muniz                43       Director and Chief Chemist
Howard A. Speigel         55       Counsel to the Company

L. Henry Sarmiento, age 77, has served as a director of the Company since his appointment by the incorporators of the Company on September 21, 1998, and will continue to serve until the next annual meeting of the shareholders in September of 2001. Mr. Sarmiento has also served as CEO and President of the Company since his appointment by the incorporators on September 21, 1998, and he will continue to serve in those capacities until the Board of Directors determines otherwise. Mr. Sarmiento received a law degree from the Libre University of Santa Fe de Bogota, Colombia in 1942, and was a licensed attorney in Colombia. He received a Bachelor of Arts degree in banking and finance from Columbia University, New York City in 1952 and studied at the London School of Economics from 1953-55. He has been a partner of Willis E. Burnside & Co., Investment Bankers, as well as CFO of Vittoria Witterman Ltd. of Torino, Italy; President of Solutions de Espana, S.L., Marbella, Spain; and President of Sure Step Ultra-Grip Non-Slip in Sidney, Australia and London, United Kingdom. During the past 5 years, Mr. Sarmiento has engaged in financial and legal consulting for clients, and acted as president of Solutions de Espana, Sure Step Ultra-Grip in Sidney and London, and International Solubles.

Debra L. Sea, 45, has served as a director of the Company since her appointment by the incorporators of the Company on September 21, 1998, and will continue to serve until the next annual meeting of the shareholders in September of 2001. She has also served as secretary and treasurer of the Company since her appointment by the incorporators of the Company on September 21, 1998, and will continue to serve until the Board of Directors determines otherwise. Ms. Sea obtained a Bachelor of Arts degree in psychology from Purdue University in West Lafayette, Indiana in 1990, and obtained a Master of Arts degree in counseling from Webster University in Altamonte Springs, Florida in 1997. Since 1995, Ms. Sea has worked as a children's targeted case manager and a counselor for "Our" Children First in Daytona Beach, as well as a counselor for the Children's Home Society at the Pine Hills Neighborhood Center in Orlando, Florida.

Fred Muniz, 43, has served as a director of the Company since his appointment by the incorporators of the Company on September 21, 1998, and will continue to serve until the next annual meeting of the shareholders in September of 2001. Has 20 years of experience in chemistry, product development, production planning and plant management. Mr. Muniz obtained his Bachelor of Science degree in Biology and Chemistry from the Inter-American University in Puerto Rico in 1979. From 1979 to 1982, he worked as a quality control auditor for Roche Products, Inc., a subsidiary of Hoffman LaRoche, a large, international health care company. From 1982 to 1989, Mr. Muniz worked in production planning and inventory control for Key Pharmaceuticals, a subsidiary of Schering Plough, another large health care company. From 1989 to 1992, he served as plant manager for Cosmetic Concepts, Inc., where he was responsible for manufacturing and production of skin care products, as well as formulation and development of skin care and sun care products. From 1992 to 1997, he was chief chemist and plant manager for Pro-Ma Systems USA Inc., where he was responsible for development, production, and distribution of skin care, sun care and nutritional products. From 1997 to 1998, he was a chemist and formulator for Hawaiian Tropic, Tanning Research Institute, where he developed sunscreen products, worked with oil and water, micro-emulsions, gels and colloidal suspensions, and performed trouble-shooting to correct manufacturing problems related to formulas. From 1998 to the present, Mr. Muniz has worked as a senior development scientist for Smith & Nephew, a publicly traded health care company with a market capitalization of approximately 40 billion dollars, headquartered in England and traded on the New York Stock Exchange, where he has been responsible for managing the development of wound treatments.

Howard A. Speigel, 55, is currently outside counsel to the Company and an owner of more than 5% of the Company's outstanding stock. Mr. Speigel obtained a Bachelor of Science degree from the University of Maryland, College Park, Maryland, in 1967, and before commencing law school in 1969 practiced accounting with the national CPA firm of Price, Waterhouse & Co. Mr. Speigel was granted a Juris Doctor degree from the American University, Washington College of Law, Washington, D.C., in 1971, attending night school for his final year and working full time with the Internal Revenue Service as a tax law specialist. From 1972 through 1976, Mr. Speigel was a partner in the firm of Sigman and Speigel, Attorneys at Law, practicing in the Orlando metropolitan area, and from that time until the present has operated a sole practitioner's practice emphasizing corporate and business law.

ITEM 6.     EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides summary information for the period from September 21, 1998 to October 6, 2000 and for the fiscal years 1998-1999 and 1999-2000 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of the Chief Executive Officer and the President of the Company. Except as indicated below, no officer or employee of the Company received a total salary and bonus exceeding $100,000 during the periods reflected. Stock-based compensation has been adjusted (in most cases, retroactively) to reflect a 1 for 200 forward stock split effected on March 22, 2000.

                                            SUMMARY COMPENSATION TABLE

                                         Annual Compensation                               Long Term Compensation
                                                                                    Awards                       Payouts
                                                                                         Securities
                                                                          Restricted     Underlying
                                                         Other Annual        Stock        Options         LTIP        All Other
     Name and                    Salary       Bonus      Compensation      Award(s)         SARs         payouts     Compensation

Principal Position    Year        ($)          ($)            ($)             ($)           (#)            ($)           ($)
L. Henry Sarmiento,   2000        $41,6001     -                -              -              -            -                -
   Director, CEO,     1999        $41,6001     -                -              -         120,000,0003      -                -
   President          1998        $41,6001     -                -             02              -            -                -

         1Accrued but neither paid by the Company nor received by the employee. 2Restricted stock award of 400,000 restricted shares of common stock, later reduced to 300,000 shares, and then adjusted to 60,000,000 shares by virtue of a 200:1 forward stock split, all shares valued at $0.00 because the book value of the stock is currently less than $0.00, and has been since inception, and the stock has no par value and no market.
         3600,000 warrants issued on July 7, 1999, each of which can be exchanged for one share of common stock at any time until July 7, 2002, adjusted for a 200:1 forward stock split, and each valued at $0.00 because the book value of the stock is currently less than $0.00, and has been since inception, and the stock has no par value and no market.

Employment Agreements

Effective September 21, 1998, the Company entered into an employment agreement with L. Henry Sarmiento, the Company's Chairman, President, and CEO, for an indefinite period of time, terminable by either party upon 30 days written notice. Pursuant to this agreement, Mr. Sarmiento is entitled to receive a base salary of $800 per week ($41,600 per year), plus reimbursement for necessary expenses incurred while traveling at the employer's direction. Mr. Sarmiento has received no cash payments of salary to date. The balance of the salary due to Mr. Sarmiento under the terms of his employment contract are accrued to date, but not paid. The employment agreement contains no provisions to compensate Mr. Sarmiento if he resigns, retires, otherwise has his employment terminated, or if there is a change in control.

Beginning September 21, 1998 and ending in April, 1999, the Company had an employment agreement with Van Sea to act as the Company's general manager, for an indefinite period of time, terminable by either party upon 30 days written notice. The agreement was terminated in April, 1999. Pursuant to this agreement, Mr. Sea was entitled to receive a base salary of $800 per week ($41,600 per year), plus reimbursement for necessary expenses incurred while traveling at the employer's direction. Mr. Sea has received no cash payments of salary to date. The balance of the salary due to Mr. Sea under the terms of his employment contract were accrued, but not paid. The employment agreement contains no provisions to compensate Mr. Sea if he resigns, retires, otherwise has his employment terminated, or if there is a change in control.

Compensation of Directors

There are currently no agreements to pay Directors for their service on the Company's Board of Directors.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 21, 1998, the Company and president L. Henry Sarmiento entered into an employment agreement which extends for an indefinite period of time and provides for annual compensation of $41,600 and reimbursement of necessary expenses incurred while traveling at the direction of the Company.

On September 21, 1998, the Company issued a promissory note for $20,000 to Copytec, a related party by virtue of the fact that it was the employer of Van Sea, who was then the Company's general manager and is now the husband of Company director Debra L. Sea. The note bears interest at the rate of 7% per annum, payable upon the generation of excess cash flows, but due no later than September, 2001.

On January 19, 1999, the Company entered into a consulting agreement with Hudson Consulting Group, Inc. (Hudson). On July 7, 1999, the Company issued 200,000 shares of common stock to Hudson as an initial engagement fee pursuant to the agreement. According to the agreement, the Company has agreed to pay Hudson $100,000 in cash or stock, such sum to become due and payable upon the Company's common stock being publicly quoted. Hudson currently holds 40,000,000 shares (the original 200,000 adjusted for a 200:1 forward stock split effected March 22, 2000), equaling 20 % of the Company's issued and outstanding common stock. Also on July 7, 1999, the Company issued Hudson 400,000 warrants (200,000 exercisable for one share of common stock each, at an exercise price of $0.10 each, and another 200,000 warrants exercisable for one share of common stock each, at an exercise price of $0.15 each). These warrants have also been adjusted in proportion to the 200:1forward stock split effected March 22, 2000, and are therefore equal to 80,000,000 outstanding warrants.

ITEM 8.     DESCRIPTION OF SECURITIES

Common Stock. The Company is presently authorized to issue 900,000,000 shares of no par value common stock. The Company presently has 199,000,000 shares issued and outstanding. Holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of preferred stock, if applicable, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

Upon any liquidation, dissolution or winding-up of the Company, the assets of the Company, after the payment of the Company's debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive or conversion rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The holders of Common Stock are entitled to share equally in dividends if, as and when declared by the Board of Directors of the Company, out of funds legally available therefor, subject to the priorities accorded any class of preferred stock which may be issued. A consolidation or merger of the Company, or a sale, transfer or lease of all or substantially all of the assets of the Company, which does not involve distribution by the Company of cash or other property to the holders of Common Stock, will not be deemed to be a liquidation, dissolution or winding up of the Company.

Preferred Stock. There are no shares of preferred stock authorized or issued, as of the date of this report.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

          Market Identification. There is no public trading market for the Company's common stock.

         Options, Warrants, Convertible Securities. The Company currently has issued 398,000,000 warrants, each exercisable for one share of common stock. There are 2 sets of warrants issued and outstanding (199,000,000 of each set, as adjusted for the 200:1 stock split of March 22, 2000), each with identical rights except that one set of warrants has an exercise price of $0.10 per share, and the other set of warrants has an exercise price of $0.15 per share. Each warrant entitles the holder to purchase one share of the Company's common stock at the exercise price, at any time up until the third anniversary of the issuance of the warrant. All warrants are adjustable in the event of a stock split or consolidation in the same proportion as the stock split or consolidation. The mere ownership of the warrant, without exercise, does not constitute the holder a shareholder of the Company. A copy each warrant is attached as an exhibit to this registration statement.

         Shares that Could Be Sold Under Rule 144 or to Be Registered. None of the 199,000,000 shares of the Company's common stock currently outstanding (as adjusted for the 1 to 200 forward stock split of March 22, 2000) could be sold pursuant to Rule 144 at the time of filing this Form 10-SB, due to the fact that current public information under Rule 144(c) has never been made available, either through Rule 15c2-11 disclosures or otherwise. 150,000,000 shares of the Company's common stock have been issued and outstanding for more than 2 years, but all of those shares are in the hands of affiliates and thus cannot be sold under Rule 144(k). All 199,000,000 shares of common stock have been issued and outstanding for more than one year, but almost all of those shares (190,000,000) have been held by affiliates of the Company (namely, L. Henry Sarmiento, Debra Sea, Fred Muniz, Howard Speigel, and Hudson Consulting), so that even if the Rule 144(c) current public information requirement had been met, the affiliates would be limited to selling only 1% each (i.e., 1,990,000 shares) per quarter. There are no agreements to register any of the shares of the Company's common stock.

         Proposed or Actual Public Offerings. None of the Company's stock has been, or is proposed to be, offered in any public offering at the time of the filing of this registration statement.

         Shareholders. As of October 6, 2000, there were 6 shareholders of record of the common stock of the Company. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

         Dividends. The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.     LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no changes in or disagreements with its accountants since inception.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all unregistered securities sold by the Company within the last three years, including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

On September 21, 1998, the Company issued a total of 950,000 shares of its common stock to the following 4 individuals: L. Henry Sarmiento (400,000 shares); Debra L. Sea (400,000 shares); Fred Muniz (100,000 shares); and Howard
A. Speigel (50,000 shares). The sales were in consideration of services rendered to the company as the initial founders, directors, and counsel to the Company, and were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering; there were only 4 offerees; the offerees all had a special relationship with the Company as its founding officers, directors, and legal counsel; the offerees did not resell the stock but continue to hold the stock to this day; there was no subsequent or contemporaneous public offering of the Common Stock; the stock was not broken down into smaller denominations; the shares were restricted under Rule 144; and the negotiations for the sale took place directly between the offerees and the Company.

On July 6, 1999, the Company canceled a total of 200,000 shares of its common stock (100,000 of the shares previously issued to L. Henry Sarmiento and 100,000 of the shares previously issued to Debra L. Sea) in order to induce Hudson Consulting Group, Inc. to enter into a consulting agreement with the Company and to free up enough authorized shares to issue Hudson Consulting Group 200,000 shares of common stock.

On July 6, 1999, the Company issued a total of 45,000 shares of its common stock to I. Zink, Inc. The sale was in consideration of financial and business consulting services rendered to the Company by I. Zink, Inc., and was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering; there was only one offeree; the offeree had a special relationship with the Company as financial consultant, having access to all of the Company's financial and corporate data; the offeree did not resell the stock but continues to hold the stock to this day; there was no subsequent or contemporaneous public offering of the Common Stock; the stock was not broken down into smaller denominations; the shares were restricted under Rule 144; and the negotiations for the sale took place directly between the offeree and the Company.

On July 7, 1999, the Company issued a total of 200,000 shares of its common stock to Hudson Consulting Group, Inc. The sale was in consideration of financial and business consulting services rendered to the Company by Hudson Consulting Group, Inc., and was exempt from registration pursuant to Section 4(2) of the

Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering; there was only one offeree; the offeree had a special relationship with the Company as financial consultant, having access to all of the Company's financial and corporate data; the offeree did not resell the stock but continues to hold the stock to this day; there was no subsequent or contemporaneous public offering of the Common Stock; the stock was not broken down into smaller denominations; the shares were restricted under Rule 144; and the negotiations for the sale took place directly between the offeree and the Company.

On July 7, 1999, the Company issued a total of 1,990,000 warrants (one set of 995,000 warrants with an exercise price of $0.10 per share, and another set of 995,000 warrants with an exercise price of $0.15 per share) to six persons: L. Henry Sarmiento (300,000 warrants at $0.10 and 300,000 warrants at $0.15); Debra
L. Sea (300,000 warrants at $0.10 and 300,000 warrants at $0.15); Fred Muniz (100,000 warrants at $0.10 and 100,000 warrants at $0.15); Howard A. Speigel (50,000 warrants at $0.10 and 50,000 warrants at $0.15); Hudson Consulting Group, Inc. (200,000 warrants at $0.10 and 200,000 warrants at $0.15); and I. Zink, Inc., (45,000 warrants at $0.10 and 45,000 warrants at $0.15). The sale was in consideration of services rendered to the Company as officers, directors, and legal counsel to the Company, and for financial and business consulting services rendered to the Company by Hudson Consulting Group, Inc. and I. Zink, Inc. The sale was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering; there were only six offerees; the offerees had a special relationship with the Company as its officers, directors, legal counsel, and financial consultants, having access to all of the Company's financial and corporate data; the offerees did not resell the warrants but continue to hold the warrants to this day; there was no subsequent or contemporaneous public offering of the warrants; the warrants were not broken down into smaller denominations; and the negotiations for the sale took place directly between the offerees and the Company.


ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Neither the Company's bylaws, nor its articles of incorporation, nor any of its employment agreements with its executive officers, currently provides for any form of indemnification of its officers or directors.

However, the Company may amend its bylaws or articles of incorporation, or revise or create new employment agreements, which provide for indemnification of the Company's officers and directors.

Subsection (1) of Section 607.0850 of the Florida Business Corporation Act (the "FBCA") empowers a corporation to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Subsection (2) of Section 607.0850 of the FBCA empowers a corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding including appeals, provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification should be made for any claim, issue or matter as to which such person is adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Subsection (3) of Section 607.0850 of the FBCA provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any proceeding referred to in subsections
(1) or (2) of Section 607.0850 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

Subsection (4) of Section 607.0850 of the FBCA provides that any indemnification under subsections (1) or (2) of Section 607.0850, unless determined by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (1) or (2) of Section 607.0850. Such determination shall be made:

          (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

          (b) if such a quorum is not obtainable, or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

          (c) by independent legal counsel:

               (1) selected by the board of directors as prescribed in paragraph
               (a) or a committee selected as prescribed in paragraph (b); or

               (2) if no quorum of directors can be obtained under paragraph (a) or no committee can be designated under paragraph (b), by a majority vote of the full board of directors (in which directors who are parties may participate); or

          (d) by the shareholders by a majority vote of a quorum of shareholders who were not parties to such proceedings or if no quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

Under subsection (6) of Section 607.0850 of the FBCA, expenses incurred by a director or officer in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section 607.0850.

Subsection (7) of Section 607.0850 of the FBCA states that indemnification and advancements of expenses provided under Section 607.0850 are not exclusive and empowers the corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for actions in an official capacity and in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee or agent were material to the adjudicated cause of action and such person (a) violated criminal law, unless the person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability under Section 607.0834 of the FBCA (relating to unlawful distributions) applies, or (d) engaged in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.

Subsection (8) of Section 607.0850 provides that indemnification and advancement of expenses shall continue, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

Subsection (9) of Section 607.0850 of the FBCA permits any director or officer who is or was a party to a proceeding to apply for indemnification or advancement of expenses, or both, to any court of competent jurisdiction and lists the determinations the court should make before ordering indemnification or advancement of expenses.

Subsection (12) of Section 607.0850 of the FBCA permits a corporation to purchase and maintain insurance for a director or officer against any liability incurred in his official capacity or arising out of his status as such regardless of the corporation's power to indemnify him against such liability under Section 607.0850.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, Officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

The Company's financial statements for the fiscal year ended December 31, 1999 and the unaudited period ended September 30, 2000 are attached hereto as F-1 through F-10.


                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                      INTERNATIONAL SOLUBLES CORPORATION
                       (A Development Stage Corportation)

                              Financial Statements

                               September 30, 2000



                  (With Independent Auditors' Report Thereon)

                       INTERNATIONAL SOLUBLES CORPORATION
                       (A Development Stage Corportation)



                               Table of Contents



Independent Auditor's Report...................................................1

Financial Statements:

Balance Sheet..................................................................2

Statement of Operations........................................................3

Statement of Stockholders' Equity..............................................4

Statement of Cash Flows........................................................5

Notes to Financial Statments...................................................6

              [Letterhead of Parks, Tschopp, Whitcomb & Orr, P.A.]



                          Independent Auditors' Report


The Board of Directors
International Solubles Corporation:

We have audited the accompanying balance sheets of International Solubles Corporation (a development stage company) as of September 30, 2000 and December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from January 1, 2000 to September 30, 2000, the year ended December 31, 1999, the period from September 21, 1998 (date of inception) through December 31, 1998 and the cumulative period from September 21, 1998 (date of inception) through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Solubles Corporation (a development stage company) as of September 30, 2000 and December 31, 1999, and the results of its operations and its cash flows for the periods from January 1, 2000 to September 30, 2000, the year ended December 31, 1999, the period from September 21, 1998 (date of inception) through December 31, 1998 and the cumulative period from September 21, 1998 (date of inception) through September 30, 2000, in conformity with generally accepted accounting principles.



/s/ Parks, Tschopp, Whitcomb & Orr, P.A.


October 9, 2000

                       INTERNATIONAL SOLUBLES CORPORATION
                       (A Development Stage Corportation)

                                 Balance Sheets


                                     Assets
                                     ------



                                                    September 30,   December 31,
                                                       2000              1999
                                                  ---------------  -------------
Current assets:
  Due from shareholders                               $   600       $       600
                                                   -----------     -------------
                                                          600               600
                                                   ===========     =============


                      Liabilities and Stockholders' Equity
                      ------------------------------------

Current Liabilities:
  Accounts payable and accrued expense                105,100            74,200
  Notes payable, shareholders (note 2)                 20,000            20,000
                                                   ----------      -------------
       Total Current Liabilites                       125,100            94,200
                                                   -----------     -------------
Stockholders' equity
  Common stock, no par value, authorized
   900,000,000 shares, issued and outstanding
   199,000,000 shares                                  87,850            87,850
  Deficit accumulated in the development stage       (212,350)         (181,450)
                                                   ----------      -------------
       Total stockholders' equity                    (124,500)          (93,600)
                                                   -----------     -------------
Commitments (notes 2 and 3)
       Total liabilities and stockholders' equity   $     600     $         600
                                                   ==========      =============



                                                INTERNATIONAL SOLUBLES CORPORATION
                                                (A Development Stage Corportation)


                                                        Statements of Operations
                                          Period from                                                       Period from
                                      September 21, 1998          Year ended         Nine months          September 21, 1998
                                     (inception) through          December 31,          ended             (inception) through
                                      December 31, 1998             1999          September 30, 2000     September 30, 2000
Revenue                                 $         -                     -                    -                          -
                                      ------------------       --------------   -------------------     --------------------
Costs and expenses:
   Product development and marketing         20,000                     -                    -                     20,000
   General and administrative                20,800                139,250              30,000                    190,050
   Interest expense                               -                  1,400                 900                      2,300
                                      --------------          ---------------   ------------------      --------------------
        Total Costs and expenses             40,800                140,650              30,900                    212,350

        Net loss                       $    (40,800)              (140,650)            (30,900)                  (212,350)
                                      ==============          ===============   ==================      ====================

Weighted average number of shares
   outstanding                          190,000,000            194,500,000         199,000,000               194,500,000
                                      ==============          ===============   ==================      ====================
Net loss per share                    $      (.0002)                (.0007)              -                         (.001)
                                      ==============          ===============   ==================      ====================



See accompanying notes to financial statements.


                                                      INTERNATIONAL SOLUBLES CORPORATION
                                                      (A Development Stage Corportation)


                                                        Statement of Stockholders Equity

                                                                                                       Total
                                          Common Stock           Deferred         Accumulated      Stockholders'
                                      Shares       Amount      Compensation         Deficit           Equity
                                     ---------   --------     ------------        -----------       ----------
Common stock issued to founding
   directors                           800,000   $    800             -                    -               800
Common stock issued for services       150,000     75,000          (75,000)                -                 -

Net loss                                     -          -             -              (40,800)          (40,800)
                                      ---------   --------     ------------       -----------       ----------
Balances at December 31, 1998          950,000   $ 75,800          (75,000)          (40,800)          (40,800)
                                      =========   ========     ============       ===========       ==========
Cancellation of shares                (200,000)      (200)               -                 -              (200)

Common stock issued for services       245,000     12,250                -                 -            12,250

Accrued stock issuance                       -          -           75,000                 -            75,000

Net loss                                     -          -                -          (140,650)         (140,650)
                                      --------    --------     ------------       ----------       ----------
Balances at December 31, 1999          995,000   $ 87,850                -          (181,450)          (93,600)

Effect of 200 for 1 stock split    198,005,000          -                -                 -                 -

Net loss                                    -           -                -           (30,900)          (30,900)
                                      --------    --------     ------------       ----------       ----------
Balances at September 31, 2000     199,000,000   $ 87,850                -          (212,350)         (124,500)
                                  ============  ==========     ============       ===========        ==========


See accompanying notes to financial statements.


                                                INTERNATIONAL SOLUBLES CORPORATION
                                                (A Development Stage Corportation)


                                                        Statements of Cash Flows
                                          Period from                                                       Period from
                                      September 21, 1998          Year ended         Nine months          September 21, 1998
                                     (inception) through          December 31,          ended             (inception) through
                                      December 31, 1998             1999          September 30, 2000     September 30, 2000
                                     -------------------       ---------------    ------------------    -----------------------

Cash flows from operating activities:
   Net loss                            $   (40,800)               (140,650)            (30,900)                  (212,350)
   Adjustments to reconcile net loss
     to net cash used in operating
     activities:
       Common stock issued for services           -                 87,050                   -                     87,050
       Change in operating assets and
         liabilities:
          Due from shareholder                (800)                    200                   -                       (600)
          Accounts payable                  20,800                  53,400              30,900                    105,100
                                        ------------          -------------     -----------------       -------------------
        Net cash used in operating
           activities                      (20,800)                      -                   -                    (20,800)
                                        ------------          -------------     -----------------       -------------------
Cash flows from financing activities:
   Proceeds from issuance of
       common stock                            800                       -                   -                        800
   Proceeds from issuance of
       notes payable                        20,000                       -                   -                     20,000
                                        ------------          -------------     -----------------       -------------------
        Net cash provided by
          financing activities        $    (20,800)                      -                   -                     20,800
                                      ==============          ===============   ==================      ==================
        Net increase in cash                     -                       -                   -                          -
                                        ------------          -------------     -----------------       ------------------
Cash at beginning of period                      -                       -                   -                          -
                                      ==============          ===============   ==================      ===================
Cash at end of period                            -                       -                   -                          -
                                      ==============          ===============   ==================      ===================



See accompanying notes to financial statements.

                       INTERNATIONAL SOLUBLES CORPORATION
                          (A Development Stage Company)

                          Notes to Financial Statements

                               September 30, 2000



(1) Summary of Significant Accounting Policies

     (a) Nature of development stage operations

          International Solubles Corporation, (ISC or the Company) was formed on September 21, 1998. The Company holds the proprietary rights to a chemical product which becomes part of a hard mineral surface such as tile, porcelain, brick, concrete, marble and many others. The purpose of such application is to reduce the incidences of slips and falls.

          Operations of the Company through the date of these financial statements have been devoted primarily to product development and marketing, raising capital, and administrative activities.

     (b) Property and equipment

          Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets which range from three to five years, using the straight-line method.

     (c) Income taxes

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date.

          Development stage operations for the period ended September 30, 2000 resulted in a net operating loss. It is uncertain whether any tax benefit of net operating loss will be realized in future periods. Accordingly, no income tax provision has been recognized in the accompanying financial statements. At September 30, 2000, the Company has net operating loss carryforwards of approximately $200,000 which will expire beginning in 2019.

                                                                     (Continued)
                                       6

                       INTERNATIONAL SOLUBLES CORPORATION
                          (A Development Stage Company)

                          Notes to Financial Statements

(1), Continued

     (d) Financial Instruments Fair Value, Concentration of Business and Credit Risks

          The carrying amount reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying balance sheet for notes payable approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics.

     (e) Use of Estimates

          Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (f) Cash Flows

          For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (g) Net Loss Per Common Share

          Net loss per common  share has been  computed  based upon the weighted
          average  number  of  common  shares   outstanding  during  the  period
          presented.

(2) Notes Payable

     Notes payable consist of the following at September 30, 2000:

          Promissory  note to related party bearing  interest
          at 7% payable upon the  generation  of excess  cash
          flows,  but no later than  September, 2001.                   $ 20,000
                                                                        --------
             Total notes payable                                        $ 20,000
                                                                        ========


                                                                     (Continued)

                       INTERNATIONAL SOLUBLES CORPORATION
                          (A Development Stage Company)

                          Notes to Financial Statements



(3) Commitments

     Employment Agreements

     The Company has entered into an employment agreement with one of its founding directors requiring an annual salary of $41,600 beginning in September 1998.

(4) Forward Stock Split

     In March 2000, the Board of Directors authorized a 200 for 1 stock split to all holders of record at that date. All share and per-share amounts in the accompanying financial statements have been restated to give effect to the stock split.

(5)  Stock Warrants

     The Company has issued 398,000,000 warrants for the purchase of common stock to certain officers and directors of the Company. The warrants can be exercised any time within three years of issuance at $0.10 - 0.15 per share.

                                    PART III


ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 21 of this Form 10-SB under "Item 2. Description of Exhibits."










                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 6th day of October, 2000.


                           International Solubles Corporation

                            /s/ L. Henry Sarmiento
                           ------------------------------------------
                           L. Henry Sarmiento, President


     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

    Signatures                    Title                          Date


/s/ L. Henry Sarmiento
__________________                Director                       October 6, 2000
L. Henry Sarmiento



/s/Debra L. Sea
__________________                Director                       October 6, 2000
Debra L. Sea



/s/Fred Muniz
__________________                Director                       October 6, 2000
Fred Muniz



/s/ L. Henry Sarmiento
__________________                Chief Financial Officer        October 6, 2000
L. Henry Sarmiento

ITEM 2.  DESCRIPTION OF EXHIBITS


                                INDEX TO EXHIBITS

Exhibit  Page
No.       No.    Description

2(i)      22     Articles of Incorporation of International Solubles Corporation
                 dated 9/17/98

2(ii)     25     Articles  of  Amendment  to  Articles  of  Incorporation, dated
                 3/23/00

2(iii)    26     Bylaws of International Solubles Corporation

3(i)      33     Share Purchase Warrant Certificate (exercise price of $0.10 per share)

3(ii)     42     Share Purchase Warrant Certificate (exercise price of $0.15 per share)

6(i)      51     Exclusive  Worldwide  Manufacturing  and  Marketing  Agreement,
                 dated 9/24/97

6(ii)     58     Employment Agreement with L. Henry Sarmiento, dated 9/21/98

6(iii)    64     Employment Agreement with Van Sea,  dated 9/21/98

6(iv)     70     Promissory Note, dated 9/21/98

6(v)      71     Consulting Agreement  between Hudson Consulting Group, Inc. and
                 International Solubles Corporation, dated 1/19/99

6(vi)     81     Lease Agreement, dated 6/20/00

27               Financial Data Schedule "CE"